Exhibit 99.1

BUSINESS REPORT

(From January 1, 2018 to December 31, 2018)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2018 to December 31, 2018)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

/s/ Lim, Seung-Kyu
Lim, Seung-Kyu
Executive Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Consolidated Financial Statements may be referred to the 6-K filing submitted on March 8, 2019 (File/Film Number: 001-13368/19667546).
Separate Financial Statements may be referred to the 6-K filing submitted on March 8, 2019 (File/Film Number: 001-13368/19667549)

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of March, 2019)

Business

(1)	To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2)	To engage in harbor loading and unloading, transportation and warehousing businesses;

(3)	To engage in the management of professional athletic organizations;

(4)	To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5)	To engage in leasing of real estate and distribution businesses;

(6)	To engage in the supply of district heating business;

(7)	To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8)	To engage in educational service and other services related to business;

(9)	To engage in manufacture, process and sale of non-ferrous metal;

(10)	To engage in technology license sales and engineering business; and

(11)	To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B.	POSCO Business Group

(1) Name of the Business Group: POSCO

(2) Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO E&C Songdo International Building, POSCO Research & Technology, Pohang Techno Valley AMC, Songdo Development PMC (Project Management Company) LLC.

(a) Changes in Companies Belonging to the Business Group

- Inclusion of the Business Group:	Pohang Techno Valley PFV Corporation (January 1, 2018),
Songdo Development PMC (Project Management Company) LLC. (November 1, 2018)

- Exclusion of the Business Group:	POCA STEM Co., Ltd. (April 12, 2018),
NB POSTECH, Inc. (November 27, 2018), RISTec-Biz CO., LTD. (December 26, 2018),

(3) Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk

-do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), and Argentina (Jujuy).

(3) Major Changes in the Board of Directors (as of March 15, 2019)

(a) Inside Directors

- New members : Kim, Hag-Dong (1 year), Jeong, Tak(1 year)

- Reelected members : Chang, In-Hwa (1 year), Chon, Jung-Son (1 year)

(b) Outside Directors

- New members : Park, Heui-Jae (3 years)

- Reelected members : Kim, Shin-Bae (3 years), Chung, Moon-Ki (3 years)

(c) Representative Directors

- Prior to March 15, 2019: Choi, Jeong-Woo, Oh, In-Hwan and Chang, In-Hwa

- As of March 15, 2019: Choi, Jeong-Woo and Chang, In-Hwa

(4) Changes of the Major Shareholders of POSCO

(a) National Pension Service holds the largest number of shares of POSCO.

(b) Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 8, 2019)

B. Merger, Acquisition and Handover of Businesses

(1) Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

- Date of merger : March 1, 2016

(2) Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

- Date of merger : May 1, 2016

(3) Small scale merger of POSCO Processing & Service (“POSCO P&S”) was completed on February 1, 2019

The purpose of mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares.

POSCO acquired and merged POSCO Processing & Service (“POSCO P&S”), one of its subsidiaries, into POSCO. As a result of the merger, the surviving company is POSCO, and POSCO P&S was dissolved. The merger ratio was 1: 0.1456475 (POSCO : POSCO P&S).

POSCO distributed 115,703 shares of its treasury shares to the shareholders of POSCO P&S and did not issue new shares.

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2018)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of December 31, 2018)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,187,231	—	1,528	—	7,185,703
Special Money Trust		—	—	—	—	—

Total		7,187,231	—	1,528	—	7,185,703

*	Beginning Balance: as of December 31, 2017

- On January 19, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 70 treasury stocks was completed on January 22, 2018.

- On April 17, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 1,198 treasury stocks was completed on April 20, 2018.

- On August 20, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 260 treasury stocks was completed on August 23, 2018.

5. Voting Rights

(As of December 31, 2018)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,185,703	*Treasury Stock 7,185,703 shares
(3) Shares with Voting Rights	80,001,132	—

6. Earnings and Dividend

(In millions of KRW)
	2018	2017	2016
Pal Value (KRW)	5,000	5,000	5,000
(Consolidated) Net Profit	1,690,612	2,790,106	1,363,310
(Separate) Net Profit	1,072,592	2,545,685	1,785,046
Earnings per Share (Consolidated, KRW)	20,911	34,464	16,627
Cash Dividend Paid	800,009	639,991	639,978
Pay-out Ratio (Consolidated, %)	47.3	22.9	46.9
Dividend per Share (KRW)	10,000	8,000	8,000
Dividend Yield (%)	4.1	2.4	3.1

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2018		2017		2016
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	32,358,009	4,536,318	30,230,368	3,628,314	26,844,154	2,946,533
Trading	22,407,717	383,934	20,802,207	315,201	16,774,078	249,196
Engineering & Construction	6,769,410	411,489	6,886,606	414,988	6,768,348	(514,561)
Others	3,442,641	210,859	2,735,919	263,331	2,696,933	163,157

Total	64,977,777	5,542,600	60,655,100	4,621,834	53,083,513	2,844,325

2. Current Situation

1) Steel

A. Domestic Market Share

					(Millions of Tons, %)
Category	2018		2017		2016
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	72.5	100	71.1	100	68.6	100
POSCO	37.7	52.0	37.2	52.3	37.5	54.7
Others	34.8	48.0	33.9	47.7	31.1	45.3

Source: world steel association (www.worldsteel.org)

B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1) Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Production of slabs commenced (June, 2016)

(g)	Construction completed (August, 2016)

(2) Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(d)	Construction of Continuous Galvanizing Line completed (June, 2016)

(3) Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Construction of No.7 Continuous Galvanizing Line completed (April, 2017)

(4) Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Construction completed (February, 2017)

(5) Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

(c)	Termination of JV Agreements (September, 2017)

(d)	Liquidation of Steel mills set off (November, 2017)

(e)	Completion of liquidation (June, 2018)

2) Trading

A. Market Share

		(Millions of Dollars)
Category	2018	2017	Growth rate
All Trading Companies in Korea	604,860	573,694	5.4%
POSCO Daewoo	7,366	7,195	2.4%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo and its subsidiaries engage in three major business segments; trading, oversea infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO Daewoo is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMTECH

POSCO CHEMTECH, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packagings. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

3. Key Products

A. Sales of Key Products

		(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	84,110	16.68
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	164,350	32.60
	Stainless Steel Products	Western tableware, etc.	101,212	20.07
	By-Product	Plates, Wire rods, etc.	154,541	30.65
	Gross Sum		504,212	100.00
	Deduction of Internal Trade		(180,632)

	Sub Total		323,580

Trading	Steel, Metal		304,145	79.37
	Chemical, Strategic Item, Energy		8,809	2.30
	Others		70,234	18.33
	Gross Sum		383,189	100.00
	Deduction of Internal Trade		(159,112)

	Sub Total		224,077

Engineering & Construction	Domestic Construction	Architecture	37,363	51.04
		Plant	10,238	13.99
		Civil Engineering	5,129	7.01
		Others	337	0.46
	Overseas Construction		9,471	12.94
	Owned Construction		7,568	10.34
	Others		2,376	4.24
	Gross Sum		73,207	100.00
	Deduction of Internal Trade		(5,513)

	Sub Total		67,694

Others	Electricity Sales, etc.		61,978
	Deduction of Internal Trade		(27,552)

	Sub Total		34,426

Total Sum			649,778

B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/ Ton, KRW/kWh)
Business Area	Products	2018	2017	2016
Steel	Hot-rolled Product (HR)	707	641	510
	Cold-rolled Product (CR)	807	791	677
Others	Electric Power	100	93	86
	Lime	108	106	113

Figures for the Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring the price fluctuation trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

The price for steel products has increased until 2018 primarily due to an increase in the price of raw materials in the second half of 2016 as well as changing steel market conditions of supply and demand in Korea and overseas countries.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	109,831 (41.4%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	74,151 (28.0%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	58,254 (22.0%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Others	Other Sub-materials	22,994 (8.6%)	—
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	2,115 (18.2%)
		Steel Reinforcement	Strengthening Concrete	2,035 (17.5%)
		Cable	Electricity Transfer	159 (1.4%)
		Steel Pile	Foundation of Structure	185 (1.6%)
		Others	Construction of Pipe and Structure etc.	7,121 (61.3%)
Others	Raw Materials	LNG	Material for Power Generation	11,107 (41.0%)
		Limestone	Production of Lime	937 (3.5%)
		Others	Engineering business etc.	15,061 (55.5%)

B. Price Fluctuation Trend of Major Raw Materials

	(In thousands of KRW)
Business Area	Category	2018	2017	2016
Steel	Iron Ore(per ton)	76	81	68
	Coal(per ton)	228	246	133
	Scrap Iron(per ton)	395	344	262
	Nickel(per ton)	15,074	11,763	11,151
Engineering & Construction	Ready-mixed Concrete (per m3)	63	61	61
	Steel Pile (per m)	146	50	49
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	768	661	592
	Lime (per ton)	19	19	20

[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

(In US Dollars/ Tons)
	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	64	57	58	68	57	64	57	79	65	53	51	45

(2) Coal

(In US Dollars/ Tons)
	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q
Trend of International Benchmark Price (FOB)	221	188	190	229	204	189	191	285	200	92.5	84	81

(3) Scrap Iron

(In US Dollars/ Tons)
	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	343	350	364	379	344	322	268	284	253	227	235	187

(4) Nickel

	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q
Trend of London Metal Exchange (“LME”) Cash Price	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
	5.22 /lb	6.02 /lb	6.56 /lb	6.02 /lb	5.25/lb	4.78/lb	4.18/lb	4.66/lb	4.90/lb	4.66/lb	4.00/lb	3.86/lb
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
	11,516/ton	13,266/ton	14,467/ton	13,276/ton	11,584/ton	10,528/ton	9,225/ton	10,271/ton	10,810/ton	10,265/ton	8,823/ton	8,499/ton

LME : London Metal Exchange

[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602
Steel Reinforcement	High Tensile Deformed Bar SD400 D10
Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

(b)	Lime: purchase price of lime and transportation fees

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)
Business Area	Products	2018	2017	2016
Steel	Crude Steel	47,590	47,590	47,590

[Others]

			(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2018	2017	2016
Power Generation	Electric Power	Incheon	3,412	3,412	3,412
		Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

				(Thousands of Tons)
Products		2018	2017	2016
Crude Steel		42,867	42,193	42,199
Products	Hot-Rolled Steel	8,716	8,372	10,154
	Plate	7,432	6,512	6,429
	Wire Rod	2,867	2,830	2,803
	Pickled-Oiled Steel	2,946	3,005	3,022
	Cold-Rolled Products	8,551	7,563	7,642
	Coated Steel	7,163	6,249	6,510
	Electrical Steel	1,078	1,028	1,080
	Stainless Steel	3,978	3,863	3,797
	Others	5,903	6,359	4,327

	Total	48,634	45,781	45,764

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

(2) Capacity Utilization Rate

(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	42,390	37,735	89.0
	Zhangjiagang Pohang Stainless Steel Co., Ltd	1,100	1,158	105.3
	PT.KRAKATAU POSCO	3,000	3,009	100.3
	POSCO SS-VINA Co., Ltd.	1,100	965	87.7

	Total	47,590	42,867	90.1

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

(Gwh, Thousands of Tons)
Business Area	Products	2018.	2017	2016
Power Generation	Electric Power	15,297	13,774	15,362
Lime	Lime	2,511	2,406	2,472

(2) Capacity Utilization Rate

(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		2018 Capacity	2018. Production	Utilization Rate
Power Generation	Electric Power	Incheon	8,760	5,309	60.6
		Gwangyang	8,760	8,117	92.7
		Pohang	8,760	7,638	87.2
Lime	Lime		2,190	2,511	114.7

C. Production Facilities

[Land]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,938,284	26,500	(27,811)	—	1,936,973
Trade	161,038	26,846	(17,716)	(53)	170,115
Engineering & Construction	25,545	12,840	(12,922)	—	25,463
Others	402,783	40,540	(34,324)	6,452	415,451

[Building]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,886,150	318,444	(436,921)	(293,089)	3,474,584
Trade	428,934	45,399	(3,798)	(39,672)	430,863
Engineering & Construction	89,824	4,915	(12,552)	(2,824)	79,363
Others	472,110	17,833	(2,675)	(69,626)	417,642

[Structures]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,471,717	607,269	(238,709)	(202,754)	2,637,523
Trade	20,988	3,573	(1,263)	(1,262)	22,036
Engineering & Construction	15,031	3,724	(140)	(3,907)	14,708
Others	258,116	49,377	(44,889)	(18,947)	243,657

[Machinery and Equipments]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	16,624,811	3,190,230	(1,813,825)	(2,084,618)	15,916,598
Trade	397,580	100,476	(58,946)	(53,029)	386,081
Engineering & Construction	8,503	6,355	(5,210)	(2,509)	7,139
Others	2,337,063	163,234	(64,312)	(227,674)	2,208,311

[Vehicles]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	22,060	21,025	(13,282)	(9,845)	19,958
Trade	5,041	4,470	(2,234)	(1,600)	5,677
Engineering & Construction	1,820	2,806	(1,876)	(1,592)	1,158
Others	3,940	6,713	(4,251)	(1,854)	4,548

[Tools and Fixtures]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	46,167	32,282	(12,972)	(17,625)	47,852
Trade	8,445	13,421	(6,692)	(4,497)	10,677
Engineering & Construction	888	1,075	(693)	(653)	617
Others	8,140	11,835	(9,105)	(3,852)	7,018

[Equipment]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	67,797	44,886	(23,927)	(21,832)	66,924
Trade	38,580	7,099	(2,338)	(13,103)	30,238
Engineering & Construction	4,216	72,624	(71,717)	(1,819)	3,304
Others	34,846	27,406	(9,900)	(16,531)	35,821

[Financial Lease Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	77,973	102,077	(73,598)	(14,524)	91,928
Trade	19,887	80,050	(96,790)	(2,599)	548
Engineering & Construction	3,893	756	(475)	(1,217)	2,957
Others	43,504	3,372	—	(4,745)	42,131

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	65,515	23,152	(4,260)	(3,636)	80,771
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,649,656	1,817,480	(1,745,504)	(778,372)	943,260
Trade	115,412	63,175	(60,272)	—	118,315
Engineering & Construction	38,199	6,367	(18,623)	—	25,943
Others	89,079	177,580	(174,538)	—	92,121

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]

(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June, 2011 ~December, 2021	P) Establishment of off gas Power Plant, G) Capacity expansion of Giga Steel Facilites	5,064	1,066	3,997
		September, 2011 ~ November, 2021	G) The renovation of #3 furnace P) Establishment of NOx removal equipment for sintering factories	21,550	4,716	16,834
POSCO-CSPC	Establishment	January, 2015 ~October, 2019	Establishment of a 2,500 tonnage press machine	104	15	89
POSCO COATED & COLOR STEEL Co., Ltd.	Establishment	March, 2017 ~December, 2018	Installation of no.4 CCL	394	394	—
PT. KRAKATAU POSCO	Establishment	April, 2017 ~ June, 2019	Establishment of facilities	232	128	104

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

[Trade]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO	Establishment	December, 2014 ~September, 2019	CPO MILL	536	199	337

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

[Others]

(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2018 ~ December, 2018	Expansion of Smart Management Server For Smart Management Operation Efficiency, etc	227	227	—
	Establishment	May, 2018 ~ May, 2019	Real estates and Production line of Cathode materials for secondary batteries	1,350	676	674
The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

				(In hundred millions of KRW)
Business	Company			Planned Investments
		Project	Investment effects	2019	2020	2021
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of existing facilities, etc.	1,459	9,504	8,227
			Advancement of products, enhancement of energy efficiency	480	544	4,615
	POSCO SS VINA CO., LTD.	Expansion, Renovation and Replacement of Existing Facilities, etc.	Establishment of Facilities	15	34	53
Trading	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Establishment of Facilities	173	52	111
	DAEWOO TEXTILE LLC	Expansion, Renovation and Replacement of Existing Facilities, etc.	Establishment of Facilities	35	56	56
	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities, etc.	Investment in POSCO CPS, etc.	261	267	—
			AI, RPA, etc.	80	262	—
			Improving of workplaces, etc.	61	64	—
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of Existing Facilities	52	99	110
	POSCO CHEMTECH	Expansion, Renovation and Replacement of Existing Facilities, etc.	Expansion of Anode materials product line	210	1,223

The investments over KRW 10 billion are listed on the table

6. Product Sales

[Steel]

(In hundred millions of KRW)
Items		2018	2017	2016
Domestic	Hot-Rolled Products	48,879	42,950	33,178
	Cold-Rolled Products	39,901	38,298	34,869
	Stainless Steel	21,281	24,798	22,733
	Others	77,230	66,555	69,133
Export	Hot-Rolled Products	35,231	34,277	36,143
	Cold-Rolled Products	124,449	125,622	109,514
	Stainless Steel	79,931	74,880	69,535
	Others	77,311	68,734	53,957
Total	Gross Sum	504,212	476,114	429,062
	Internal Transaction	(180,632)	(173,810)	(160,620)

	Total	323,580	302,304	268,442

[Trading]

		(In hundred millions of KRW)
Items		2018	2017	2016
Domestic	Merchandise	33,706	24,210	6,026
	Product	4,702	4,079	—
	Others	1,483	1,421	397
Export	Merchandise	87,124	87,116	74,529
	Product	768	938	126
	Others	736	1,107	498
Trades among the 3rd countries		254,670	229,911	182,625
Gross Sum		383,189	348,782	264,201
Internal Transaction		(159,112)	(140,760)	(96,460)

Total		224,077	208,022	167,741

[Engineering & Construction]

		(In hundred millions of KRW)
	Items	2018	2017	2016
Domestic	Architecture	37,363	32,375	24,964
	Plant	10,238	6,874	14,104
	Civil Engineering	5,129	6,418	6,699
	Others	337	—	—
	Overseas	9,471	15,056	15,951
	Own Construction	7,568	7,654	6,048
	Other Subsidiary company sales	3,101	4,478	7,054
	Gross Sum	73,207	72,855	74,820
	Internal Transaction	(5,513)	(3,989)	(7,137)

	Total	67,694	68,866	67,683

[Others]

	(In hundred millions of KRW)
Items	2018	2017	2016
Electric Power	34,427	27,359	26,970

7. Derivatives

We purchased forward exchange contracts to hedge the exchange rate risk for foreign currency loans.

As of December 31, 2018, we assessed the fair value of our forward exchange contracts to be USD 0.7 billion (expiring October, 2020), USD 0.55 billion (expiring April, 2021), and a currency swap contract to be USD 0.5 billion(expiring July, 2023). We recognized KRW 40,090 million of gain on valuations of our forward exchange contracts and KRW 11,070 million of gain on transaction thereof. Also, we recognized KRW 1,265 million of gain on valuation of our currency swap contracts and KRW 350 million of gain on transaction thereof.

8. Significant Contracts

Company	Contract	Date	Remarks
	Small scale merger with POSHIMETAL Co., Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

POSCO	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for Construction of Steel mills for cold rolled steel products and plated steel products	April, 2016

Purpose: Expansion of sales of automotive steel in Southwest province of China

POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

-   Execution of JV Agreements: April 6, 2016

-   Termination JV Agreements: September, 2017

-   Liquidation of Steel mills set off: November 13, 2017

-   Completion of liquidation: June 28, 2018

	Small scale merger of POSCO P&S	August, 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO P&S is merged into POSCO

-   The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

-   POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: January 2, 2019

POSCO Daewoo Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	August, 2017

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

-   Including period for project feasibility study and basic designation, August 2017~ May 2018

-   Designation and manufacturing of facilities have begun in July 2018,

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

-   Location: North-west offshore, Myanmar

-   This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

-   In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

○ POSCO Daewoo Corporation : 51.0%

○ ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

○ MOGE(Myanmar Oil and Gas Enterprise): 15.0%

○ GAIL (India) Limited : 8.5%

○ KGAS(Korea Gas Corporation): 8.5%

-   Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

-   Detailed information and future timeline on this resource development investment is subject to change.

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO Daewoo merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

Company	Contract	Date	Remarks
POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSMATE	Capital Reduction	September, 2017

1) Date: November 1, 2017

2) Way of Capital Reduction: Paid capital reduction(Stock cancellation)

3) Reason: Increase shareholders’ value improvement of holding structure

4) Total amount: KRW 48,087 million

POSCO ENERGY	Contract on Off-gas Power Plant	December, 2017

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp., etc.)

2) Signed Date: December 19, 2017

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization

Steel	POSCO	Technology Management Office
Technical Research Laboratories
Gwangyang Research Lab.
Engineering Solution Office
Pohang Research Lab.
New Business Office
Energy & Environment Business Office
Steel Solution Marketing Office
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center

	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center

	POSCO Thainox Public Company Ltd.	Product Testing Laboratory(LAB) Team

Trading	POSCO Daewoo Corporation	Electric Power Train Development Group
Molding R&D Center
Stainless Quality Technology Group

Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center

	POSCO A&C	R&D Center

Others	POSCO ENERGY Co,. LTD	Gas & Renewable Energy Business Development Office

	POSCO ICT	R&D Center

	POSCO CHEMTECH	R&D Center
Cathode Material Research Department

	POSCO M-TECH	R&D Center

	POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd.	Quality Innovation Department

	POSCO ES MATERIALS	R&D Center

B. R&D Expenses in 2018

	(In millions of KRW)
	Business Area
Category	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	81,586	2,992	5,641	20,351	110,570
Manufacturing Cost	410,351	—	3,266	4,633	418,250
R&D Cost (Intangible Assets)	53,840	—	(4)	2,187	56,023

Total*	545,777	2,992	8,903	27,171	584,843

Government Subsidy	—	—	2,145	73	2,218
R&D/Sales Ratio	1.69%	0.01%	0.13%	0.79%	0.90%

*	This total expenses include government subsidy amount

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2016, 2017 and 2018

		(In millions of KRW)
Account	2018	2017	2016
[Total current assets]	33,651,002	31,127,418	29,303,834
Cash and cash equivalents	2,643,865	2,612,530	2,447,619
Other receivables, net	1,385,629	1,636,006	1,539,742
Other short-term financial assets	8,081,096	7,045,880	5,224,911
Trade accounts and notes receivable, net	9,282,609	8,950,548	9,786,927
Inventories	11,499,928	9,950,955	9,051,721
Other current assets	757,875	931,499	1,252,914
[Total non-current assets]	44,597,263	47,897,541	50,459,161
Other receivables, net	863,240	879,176	762,912
Other long-term financial assets	1,647,898	1,911,684	2,657,692
Investments in associates and joint ventures	3,650,003	3,557,932	3,882,389
Property, plant and equipment, net	30,018,273	31,883,535	33,770,339
Intangible assets, net	5,170,825	5,952,269	6,088,729
Other non-current assets	3,247,024	3,712,945	3,297,100

Total assets	78,248,265	79,024,959	79,762,995

[Total current liabilities]	18,937,985	18,946,016	18,915,396
[Total non-current liabilities]	12,550,729	12,614,935	15,009,204

Total liabilities	31,488,714	31,560,951	33,924,600

[Equity attributable to owners of the controlling company]	43,371,260	43,732,877	42,373,438
Share capital	482,403	482,403	482,403
Capital surplus	1,410,551	1,412,565	1,397,791
Hybrid bonds	199,384	996,919	996,919

Retained earnings	44,216,018	43,056,600	41,173,778
Other equity attributable to owners of the controlling company	(2,937,096)	(2,215,610)	(1,677,453)
[Non-controlling Interests]	3,388,291	3,731,131	3,464,957

Total equity	46,759,551	47,464,008	45,838,395

Revenue	64,977,777	60,655,100	53,083,513

Operating profit	5,542,600	4,621,834	2,844,325
Profit	1,892,064	2,973,469	1,048,169
[Profit attributable to owners of the controlling company]	1,690,612	2,790,106	1,363,310
[Profit attributable to non-controlling interests]	201,452	183,363	(315,141)
Total comprehensive Income	1,463,535	2,412,311	1,502,416
[Total comprehensive income attributable to owners of the controlling company]	1,271,495	2,218,278	1,822,533
[Total comprehensive income attributable to non-controlling interests]	192,040	194,033	(320,117)
Earnings per share(KRW)	20,911	34,464	16,627
Number of Consolidated Companies	173	180	199

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of December 31, 2018, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the twelve-month period ended December 31, 2018, and Notes

2. Separate Financial Statements

A. Summary of Fiscal Years of 2016, 2017 and 2018

	(In millions of KRW)
Account	2018	2017	2016
[Total current assets]	16,796,400	14,840,421	11,732,676
Cash and Cash equivalents	259,219	332,405	120,529
Trade accounts and notes receivable, net	3,968,372	3,867,714	3,216,209
Other receivables, net	206,432	210,230	246,061
Other short-term financial assets	7,025,143	5,824,087	4,130,963
Inventories	5,288,009	4,543,533	3,995,291
Other current assets	49,225	62,452	23,623
[Total non-current assets]	37,329,580	38,851,837	40,323,077
Other receivables, net	57,767	62,421	87,669
Other long-term financial assets	1,176,757	1,393,316	2,145,570
Investments in Subsidiaries, associates, and joint ventures	15,121,339	15,098,856	15,031,385
Property, plant and equipment, net	20,154,334	21,561,270	22,257,409
Intangible assets, net	645,222	528,074	508,890
Other non-current assets	174,161	207,900	292,154

Total assets	54,125,980	53,692,258	52,055,753

[Total current liabilities]	3,895,973	3,570,148	2,697,252
[Total non-current Liabilities]	4,957,905	4,180,655	5,029,054

Total liabilities	8,853,878	7,750,803	7,726,306

[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,154,775	1,156,429	1,156,303
[Hybrid bonds]	199,384	996,919	996,919
[Retained earnings]	45,175,459	44,605,368	42,943,050
[Other equity]	(1,739,919)	(1,299,664)	(1,249,228)

Total equity	45,272,102	45,941,455	44,329,447

Revenue	30,659,425	28,553,815	24,324,933

Operating profit	3,809,376	2,902,453	2,635,337
Profit	1,072,592	2,545,685	1,785,046
Earnings per share(KRW)	13,186	31,409	21,899

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of December 31, 2018, 2018, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the twelve -month period ended December 31, 2018, 2018, and Notes.

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors (as of March 31, 2019)

Our Board of Directors consists of five Inside Directors (Choi, Jeong-Woo; Chang, In-Hwa; Chon, Jung-Son; Kim, Hag-Dong; Jeong, Tak) and seven Outside Directors (Kim, Shin-Bae; Bahk, Byong-Won; Kim, Joo-Hyun; Chung, Moon-Ki; Chang, Seung-Wha; Kim, Sung-Jin; Park, Heui-Jae).

Our Board of Directors manages the following five sub-committees:

(a) Director Candidate Recommendation and Management Committee;

(b) Evaluation and Compensation Committee;

(c) Finance and Related Party Transactions Committee;

(d) Executive Management Committee; and

(e) Audit Committee.

Composition of the Special Committees under the Board of Directors and their Functions (as of March 31, 2019)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Bahk, Byong-Won (Chairman), Kim, Joo-Hyun, Park, Heui-Jae, Chon, Jung-Son

- Reviews the qualifications of potential candidates for Directors

- Proposes nominees for the Outside Directors

- Advances the nomination process for the CEO among the Inside Directors and members of the special committees

- Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Chang, Seung-Wha (Chairman), Kim, Shin-Bae, Chung, Moon-Ki, Kim, Sung-Jin	- Executes management succession and development plans - Establishes evaluation procedures of directors - Reviews the retirement procedures and distribution of the allowance for directors
Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Joo-Hyun, (Chairman) Kim, Sung-Jin, Park, Heui-Jae, Chang, Seung-Wha

- Advances deliberation of new investments in other companies

- Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

- Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Chung, Moon-Ki, Bahk, Byong-Won, Chang, Seung-Wha

- Audits the accounting system and business operations

- Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman), Chang, In-Hwa, Chon, Jung-Son, Kim, Hag-Dong Jeong, Tak

- Oversees decisions with respect to our operational and management matters

- Reviews management’s proposal for new strategic initiatives

- Reviews deliberation over critical internal matters related to the organization structure and development of personnel

- Reviews and revises work and welfare policies

(2) List of Outside Directors (As of March 31, 2019)

Name	Experience	Relation with Majority Shareholder	Remarks
Kim, Shin-Bae

- Vice Chairman, SK Group (‘10.1~‘13.2)

- President, Korea IoT (Internet of Things) Association (‘05.3~‘12.3)

- President and CEO, SK Telecom (‘04.3~‘08.12)

- M.B.A., Wharton School, University of Pennsylvania (‘85)

		None	Chairman of Board of Directors

Kim, Joo-Hyun

- President & CEO, The financial news (‘17.4~Present)

- President, Future Korea Institute, Kookmin University (‘16.5~‘17.3)

- President & CEO, Hyundai Research Institute (‘04.1~‘14.4)

- Ph.D. in Department of Finance, College of Business Arizona State University (‘89)

None

Bahk, Byong-Won

- Honorary Chairman of Korea Employers Federation (’18.3~Present)

- Chairman of Korea Employers Federation (‘15.2 ~‘18.2)

- Chairman of The Korea Federation of Banks (‘11.11~‘14.11)

- Chairman & CEO Woori Financial Group (‘07.3~‘08.6)

- MA in Economics, University of Washington (‘85)

None

Chung, Moon-Ki

- Professor in Accounting, Sungkyunkwan University (‘16~Present)

- Partner and Chief Quality Officer, Samil PwC (‘81~‘12)

- Committee Member, Accounting Review Committee of Financial Supervisory Service

- Ph.D. in Accounting, Sungkyunkwan University

None

Chang, Seung-Wha

- Dean of SNU School of Law (’18.6~Present)

- Professor of Law, Seoul National University (‘95~Present)

- World Trade Organization(WTO) as the Appellate Body Member (‘12.5~‘16.9)

- Member, International Chamber of Commerce(ICC) Court of Arbitration (‘00~‘13)

- LL.M and Doctorate in International Trade Law from Harvard Law School (‘94)

None

Kim, Sung-Jin

- Adjunct Professor at Department of Economics, Seoul National University (‘11~Present)

- The Minister of Maritime Affairs and Fisheries (‘06~‘07)

- Administrator of the Small and Medium Business Administration (‘04~‘06)

- Ph.D. in Economics Kansas State University (‘91)

None

Park, Heui-Jae

- Professor, Seoul National University,

Mechanical&Aerospace Engineering (‘93.3~Present)

- Chairman of Youth Hope Foundation (’16.5~Present)

- President, Office of Strategic R&D Plan, MOTIE (’13.4~’16.4)

- Founder and CEO, SNU Precision Co.Ltd (’98.2~’16.12)

- Ph.D. Mechanical Engineering, University of Manchester Institute of

Science and Technology (’90)

None

(3) List of Key Activities of the Board of Directors (January 1, 2018 ~ March 31, 2019)

Session	Date	Agenda	Approval
2018-1	January 24

○ Deliberation Agenda

1. Approval of the financial statements for the 50th fiscal year and the convocation schedule for the 50th General Meeting of Shareholders

2. Partial Amendments to Articles of Incorporation

3. Silo lease contract with POSCO-TERMINAL Co., Ltd

○ Report Agenda

1. The management result for the fiscal year of 2017

2. Report on the operation of the internal accounting control system for the fiscal year of 2017

All 3 Cases Approved

2018-2	February 13

○ Deliberation Agenda

1. Agenda for the 50th General Meeting of Shareholders

2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)

○ Report Agenda

1. Assessment of the operation of the internal accounting control system for the fiscal year of 2017

All 2 Cases Approved

2018-3	March 9

○ Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Appointment of the Representative Directors and assignment of positions to the Inside Directors

4. Commemoration business plan for POSCO’s 50th anniversary

All 4 Cases Approved

2018-4	April 18	○ Deliberation Agenda 1. Settlement and operation of Succession Council (plan)	Approved

2018-5	May 11

○ Deliberation Agenda

1. Declaration of the first quarter dividend for the fiscal year of 2018

2. Plan for financing in FY2018

3. Record Date for Extraordinary General Meeting of Shareholders

4. FY2018 Transaction Plans with affiliates*

5. Capital Increase in POSCO ES MATERIALS

○ Report Agenda

1. The management result of the first quarter of 2018 and business plan for 2018

2. Report on the operation of Overseas Subsidiaries

3. Assessment of the operations of Board of Directors for 2017

All 5 Cases Approved (*Amended)

2018-6	June 22	○ Deliberation Agenda Finalizing CEO candidates who will go through the qualification process and managing the CEO Candidate Recommendation Committee	Approved

2018-7	June 23

○ Deliberation Agenda

1.Recommendation of candidates for the Inside Director position

(Candidate for the Chief Executive Officer)

2.Convocation and preparation of agenda for the extraordinary general meeting of shareholders in FY2018

All 2 Cases Approved

2018-8	July 27

○ Deliberation Agenda

1.Appointment of the Chief Executive Officer and Representative Director

2. Declaration of the second quarter dividend for the fiscal year of 2018

○ Report Agenda

1. The management result of the 1st half of 2018 and business plan for 2018

All 2 Cases Approved

Session	Date	Agenda	Approval
2018-9	August 22

○ Deliberation Agenda

1. Capital increase for Project PUMA

2. Capital increase for POSCO-China, to acquire shares of POSCO center-

Beijing

3. Establishment of coal silos in Pohang Works

4. Plan of merger and acquisition of POSCO P&S

5. Filing an administrative litigation regarding 2013 tax investigation results

6. Filing a suit against the former major shareholders of STEEL FLOWER

CO.,LTD for receiving stock trading payment based on the put back option

All 6 Cases Approved

2018-10	November 3

○ Deliberation Agenda

1. Declaration of the third quarter dividend for the fiscal year of 2018

2.Enter into a lease contract of Limestone Calcinations Facility between

POSCO and POSCO CHEMTECH

3. Resolution on the merger approval of POSCO P&S

4. Donation made for Corporate Partnership program
5. Donation made for recovery of earthquake damages in Indonesia

○ Report Agenda

1. The review of the compliance system observance

2. The management result of the third quarter of 2018 and business plan for 2018

All 5 Cases Approved

2018-11	December 7

○ Deliberation Agenda

1. Mid-term business strategy and management plan for the fiscal year of 2019

2. POSCO- CHEMTECH’s acquisition plan of POSCO ES MATERIALS

3.Provisional payments to a plaintiff due to the litigation regarding the debt repayment of Suncheon Eco Trans Co., Ltd.

4. Suspension of the synthetic natural gas production business*

5. Amendment of the operatig rules of the Audit Committee

6. Year-end donation for the underprivileged

7. Donation for the Matching Grant Program of POSCO 1% FOUNDATION

○ Report Agenda

1. Formation and management plan for the Corporate Citizenship Committee

6 Cases Approved (*Postponed)

2018-12	December 19	○ Deliberation Agenda 1. Suspension of the synthetic natural gas production business	Approved

2019-1	January 30

○ Deliberation Agenda

1. Approval of the financial statements for the 51st fiscal year and the convocation schedule for the 51st General Meeting of Shareholders

2. Notice of the completion of the merger of POSCO P&S

3. Appointment of the Compliance Officer

4. Donation for the restoration from Tsunami damage in Indonesia (confirmed)

○ Report Agenda

1. Business performance for the fiscal year of 2018

2. Report on the operation of the internal accounting control system for the fiscal year of 2018

All 4 Cases Approved

2019-2	February 20

.○ Deliberation Agenda

1. Agenda for the 51st General Meeting of Shareholders and

implementation of the electronic voting system

2. Recommendation of candidates for the Inside Director

(Excluding the candidates for the Chief Executive Officer)

All 2 Cases Approved

2019-3	March 15

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Appointment of the Representative Directors and assignment of positions to the Inside Directors

All 3 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2018 ~ March 31, 2019)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks

2018-1	January 24	7 (7)	—

2018-2	February 13	7 (7)	—

2018-3	March 9	7 (7)	—

2018-4	April 18	7 (7)	—

2018-5	May 11	7 (7)	—

2018-6	June 22	7 (7)	—

2018-7	June 23	7 (7)	—

2018-8	July 27	7 (7)	—

2018-9	August 22	7 (7)	—

2018-10	November 3	7 (7)	—

2018-11	December 7	7 (7)	—

2018-12	December 19	7 (7)	—

2019-1	January 30	7 (7)	—

2019-2	February 20	7 (7)	—

2019-3	March 14	7 (7)	—

(4) Composition of the Special Committees and their Activities

o	Major Activities of Director Candidate Recommendation Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval
February 7, February 13, 2018

○ Deliberation Agenda

1. Qualification Assessment and Recommendation of Outside Director Candidates

○ Preliminary Review Agenda

1. Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)

Approved

o	Major Activities of Director Candidate Recommendation and Management Committee (March 9, 2018 ~ March 31, 2019)

Date	Agenda	Approval
March 9, 2018	○ Deliberation Agenda 1. Appointment of the Chairman of Director Candidate Recommendation and Management Committee ○ Preliminary Review Agenda 1. Appointment of the Representative Directors	Approved

December 4, 2018	○ Deliberation Agenda 1. Operation plan for the Outside Director Candidates Advisory Group 2. Amendment to the operating rules for the Outside Director Candidates Advisory Group	All 2 Cases Approved

February 13, 20 February 20, 2019

○ Deliberation Agenda

1. Qualification assessment and recommendation of the candidates for the Outside Directors

○ Preliminary Review Agenda

1. Qualification assessment of the candidates for the Inside Directors

Approved

March 15, 2019	○ Preliminary Review Agenda 1. Appointment of the Special Committee Members 2. Appointment of the Representative Directors

o	Major Activities of Evaluation and Compensation Committee (January 1, 2018 ~ November 14, 2018)

Date	Agenda	Approval
January 23, January 24, 2018 January 23, 2018	1. Modification on Directors’ long-term performance evaluation* 2. Evaluation of the management result for the fiscal year of 2017	All 2 Cases Approved (*Amended)

February 13, 2018	1. Evaluation plan of the management result for the fiscal year of 2018	Approved

April 18, 2018	1. Appointment of the Chairman of Evaluation and Compensation Committee	Approved

o	Major Activities of Finance and Operation Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval

January 4, 2018	1. Investment of Joint venture for Anode material business in Chile	Approved

January 24, 2018	1. Establishment of Joint venture for Anode material business in China	Approved

o	Major Activities of Related Party Transaction Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval

January 23, 2018

○ Report Agenda

1. Change in Director for voluntary compliance of Fair Trade

○ Preliminary Review Agenda

1. Silo lease contract with POSCO-TERMINAL Co., Ltd

○ Deliberation Agenda

1. Contribution to Labor Welfare Fund

Approved

February 12, 2018	○ Report Agenda 1. Review of and Plan for the operation of the Fair Trading Program

o	Major Activities of Finance and Related Party Transactions Committee (March 9, 2018 ~ March 15, 2019)

Date	Agenda	Approval

April 18, 2018	Appointment of the Chairman of Finance and Related Party Transactions Committee	Approved

April 27, 2018	Receiving the brand license fee from POSCO E&C	Approved

May 11, 2018

○ Preliminary Review Agenda

1. Plan for financing in FY2018

2. Capital Increase in POSCO ES MATERIALS

○ Deliberation Agenda

1. Contribution to POSCO Educational Foundation

2. Plan for Payment Guarantee to POSCO VIETNAM

All 2 Cases Approved

August 22, 2018

○ Preliminary Review Agenda

1. Capital increase for Project PUMA

2. Capital increase for POSCO-China, to acquire shares of POSCO center-Beijing

3. Plan of merger and acquisition of POSCO P&S

4. Filing an administrative litigation regarding 2013 tax investigation results

5. Filing a suit against the former major shareholders of STEEL FLOWER CO.,LTD for receiving stock trading payment based on the put back option

○ Report Agenda

1. Review of operation of the Fair Trading Compliance Program for the first half of 2018

November 2, 2018

○ Preliminary Review Agenda

1.Enter into a lease contract of Limestone Calcinations Facility between

POSCO and POSCO CHEMTECH

2. Donation made for Corporate Partnership program

○ Deliberation Agenda

Donation to Yeungdeok-Gun for recovery of typhoon damages

Approved

December 7, 2019

○ Preliminary Review Agenda

1. Provisional payments to a plaintiff due to the litigation regarding the debt repayment of Suncheon Eco Trans Co., Ltd.

2. Year-end donation for the underprivileged

3. Donation fund for Matching Grant Program of POSCO 1% FOUNDATION

○ Deliberation Agenda

1. Approval of the short-term credit line limit in 2019

2. Approval of the payment guarantee for renewing SS-Vina’s debt

3. Brand license fee contract with POSCO E&C

4. Expansion of the recreational facilities for employees

All 4 Cases Approved

January 30, 2019

○ Deliberation Agenda

1. Contribution to the Labor Welfare Fund

2. Appointment of the Director for Voluntary Compliance of Fair Trade

○ Report Agenda

1. Operation result and plan for the Fair Trading Program

All 2 Cases Approved

o	Major Activities of Executive Management Committee (January 1, 2018 ~ November 14, 2018)

Session	Date	Agenda	Approval
2018-1	January 19	○ Deliberation Agenda 1. Disposal of treasury stocks for the employee awards	Approved

2018-2	March 20	○ Deliberation Agenda 1, Implementation of equipment of the wharf in Pohang Works 2. Replacement of a slab scarfing machine in #2 steel casting line in Gwangyang Works 3. Carbon emissions trading	All 3 Cases Approved

2018-3	April 17

○ Deliberation Agenda

1. Disposal of treasury stocks for the employee awards

2. Establishment of upstream process as C0 level of POSCO Lithium eXtraction Mineral Electrodialysis

3. Establishment of complex combustion facility of Coke Oven in Pohang Works

4. Establishment of STS Slab Grinder and Concurrent Heating Furnace in Pohang Works

5. Replacing old parts for #14 Gas Turbine of LNG generator in Pohang Works

All 5 Cases Approved

2018-4	May 28

1. Refreshment of operation management system

2. Carbon emissions exchange and trading

3. Execution of put back option for STEEL FLOWER CO.LTD shares

4. Establishment of NOx removal facilities for #2~#4 sintering machines in Pohang Works

5. Supplement of PCM line of #1 cold rolling factory in Pohang Works

All 5 Cases Approved

2018-5	June 19	1. The second renovation of #3 furnace in Gwangyang Works 2. Replacement of old facilities of #3 sintering machine in Gwangyang Works	All 2 Cases Approved

2018-6	August 20

○ Deliberation Agenda

1. Disposal of treasury stocks for the employee awards

2. Establishment of off gas power plant in Pohang Works

3. Enhancement of NOx removal capacity of steam power plants in Pohang and Gwangyang Works

○ Preliminary Review Agenda

1. Establishment of coal silos in Pohang Works

All 3 Cases Approved

2018-7	October 23

○ Deliberation Agenda

1. Expansion of argon production facilities in 14th plant at Oxygen Making Plant in Pohang Works

2. Increased capacity for a dock in Pohang Works for loading and unloading of subsidiary raw material

3. Expansion of a slag cooling yard and enhancement of dust collectors for cleaning air at Steelmaking Plant 2 in Pohang Works.

All 3 Cases Approved

2018-8	November 19

○ Deliberation Agenda

1. Capacity expansion of the Giga Steel Facilities in Gangyang Works

2. Replacement of old #1 Continuous Casting Machine of

Continuous Casting Plant 1 in Gwangyang Works

3. Expansion of recreational facilities to share such facilities with the employees of POSCO group

All 3 Cases Approved

2019-1	January 30	○ Deliberation Agenda 1. Disposal of shares of POSCO(Guangdong) Coated Steel Co., Ltd.	Approved

2019-2	February 19	○ Deliberation Agenda 1. Rationalization of old #1 Power Generation 2. Improvement of working environment in Gwangyang Works 3. Disposal of #1 Finex facility*	2 Cases Approved (*Postponed)

2019-3	March 19	○ Deliberation Agenda 1. Replacement of old Blast Facilities of #1, #2 Blast Furnace in Gwangyang Works	Approved

B. Audit Committee

(1) Composition of the Audit Committee (Auditors, as of December 31, 2018)

Name	Qualifications	Remarks

Chung, Moon-Ki Bahk, Byong-Won Chang, Seung-Wha	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2018 ~ November 14, 2018)

Session	Date	Agenda	Approval
2018-1	January 23

○ Deliberation Agenda

- Assessment of the Audit Committee for the fiscal year of 2017

○ Report Agenda

- Report on the operation of the internal accounting control system for the fiscal year of 2017

- The result of internal audit for the fiscal year of 2017 and audit plans for the fiscal year of 2018

Approved

2018-2	February 12

○ Deliberation Agenda

- Internal audit result for the fiscal year of 2017

- Assessment of the operation of the internal accounting control system for the fiscal year of 2017

○ Report Agenda

- External audit result for the fiscal year of 2017

All 2 Cases Approved

2018-3	March 29

○ Deliberation Agenda

- Appointment of the Chairman of the Audit Committee

- Approval of audit and non-audit services for POSCO and its subsidiaries

○ Report Agenda

- Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017

- Assessment of the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017

All 2 Cases Approved

2018-4	April 24	○ Deliberation Agenda - Audit report on Form 20-F for the fiscal year of 2017	Approved

2018-5	May 10

○ Deliberation Agenda

- Approval of non-audit service for POSCO

○ Report Agenda

- Internal audit result on the Consolidated Financial Statements for the first quarter of 2018

- External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2018

- Assessment of the operations of the external auditors in the fiscal year of 2017

Approved

2018-6	July 27	○ Deliberation Agenda - Review of agenda for the extraordinary general meeting of shareholders in FY2018	Approved

2018-7	July 27	○ Report Agenda - Internal audit result on the consolidated financial statements for the first half of 2018 - External auditors’ review result on the consolidated financial statements for the first half of 2018 - Internal audit result for the first half of 2018 and plan for the second half of 2018	—

2018-8	November 1

○ Preliminary Review Agenda

1.Revision of the operation regulations of the Audit Committee

○ Deliberation Agenda

1. Approval of audit services for POSCO

○ Report Agenda

- Internal audit on the Consolidated Financial Statements for the third quarter of 2018

- External auditors’ review on the Consolidated Financial Statements for the third quarter of 2018

Approved

2019-1	January 29

○ Deliberation Agenda

1. Agreement on appointment of the Internal Audit Officer

2. Assessment of the Audit Committee for the fiscal year of 2018

3. Approval of audit and non-audit services for POSCO and its domestic subsidiaries

○ Report Agenda

1. Report on the operation of the internal accounting control system for the fiscal year of 2018

2. Result of internal audit for the fiscal year of 2018 and audit plans for the fiscal year of 2019

3. Assessment of compliance in accordance with the Code of Ethics

All 3 Cases Approved

Session	Date	Agenda	Approval
2019-2	February 19

○ Deliberation Agenda

1. Internal audit result for the fiscal year of 2018

2. Assessment of the operation of the internal accounting control system for the fiscal year of 2018

3. Approval of audit and non-audit services for POSCO and its overseas subsidiaries

○ Report Agenda

1. External audit result for the fiscal year of 2018

All 3 Cases Approved

2019-3	February 20	○ Deliberation Agenda 1. Review of agenda for the 51st General Meeting of Shareholders	Approved

C. Voting Rights of Shareholders

(1)	Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting ofshareholders on March 12, 2004.

(3)	Voting by Electronic System: The voting-by-electronic system (Korea Securities Depository) was introduced at the fifty first general meeting of shareholders on March 15, 2019

D. Compensation of Directors and Officers

(1) Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

				(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	7,814	1,029	10,000	—
Outside Director	4	289	72		—
Members of the Audit Committee	3	214	71		—
Total	12	8,317	469		—

Payment Period: January 1, 2018 ~ December 31, 2018
The total payment includes the severance pay
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.
Average Remuneration Amount per Capita: Average remuneration amount is calculated based on the paid amount to the current directors as of December 31, 2018.

(2) Individual remuneration amount

	(In millions KRW)
Name	Position	Total Payment
Choi, Jeong Woo*	Chief Executive Officer and Representative Director	1,822
Oh, In-Hwan	President and Representative Director	1,252
Chang, In-Hwa	President and Representative Director	1,108
Yu, Seong	Senior Executive Vice President	972
Chon, Jung-Son	Senior Executive Vice President	638
Kwon, Oh-Joon**	Chief Executive Officer and Representative Director	5,068

*	Retired in March 2018 and Elected as a Chief Executive Officer and Representative Director in July 2018.

The total payment includes the severance pay of KRW 646 million.

**	Retired in July 2018. The total payment includes the severance pay of KRW 3,166 million.

(3) List of Stock Options Presented to the Executives

-	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).